

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 12, 2017

Gavin D. Southwell
President and Chief Executive Officer
Health Insurance Innovations, Inc.
15438 North Florida Avenue, Suite 201
Tampa, Florida 33613

> **Re: Health Insurance Innovations, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 5, 2017**
> **File No. 333-217744**

Dear Mr. Southwell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Curt P. Creely, Esq.
       Foley & Lardner LLP